Mail Stop 3561

      November 10, 2005


Roland Bryan
President, CEO and Chairman
MachineTalker, Inc.
513 De La Vina Street
Santa Barbara, California  93101

	RE:  	MachineTalker, Inc.
      Amendment No. 4 to Form SB-2
      Filed November 2, 2005
      File No. 333-127080

Dear Mr. Bryan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Risk Factors, page I-6

As of the date of this prospectus, we have only one customer..., page
I-8
1. We note your November 2, 2005 letter to us in which you state that
you "ha[ve] not entered into any oral agreements with Kellogg
Brown &
Root regarding an extension of the agreement."  Yet, on page I-8 you
continue to state that you anticipate you "will earn most of
[y]our
revenue for the foreseeable future from [y]our existing customer, Kellogg, Brown & Root" and that even though your customer agreement expired by its written terms in July 2005, Kellogg, Brown & Root has
"orally agreed to extend the term of the agreement again for a period
to be determined."  Please revise your disclosure here, on page I-
37
where you summarize material agreement terms, and elsewhere in the prospectus to reflect that the agreement has expired and that you have not entered into any agreements to extend the term or any new agreements with this past customer from which most of your revenues were derived. As part of your revisions, convey in your prospectus summary, on page I-3 where you discuss your ability to make sales, that you currently do not have any customer agreements to generate any additional sales of your products and services.

Management`s Discussion and Analysis, page I-43
Liquidity and Capital Resources, page I-47
2. In light of the current status of your agreement with Kellogg, Brown & Root, please discuss how you intend to satisfy your cash requirements for the next twelve months.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Please contact Cheryl Grant, Staff Attorney, at (202) 551-
3359,
or Albert Pappas, Senior Staff Attorney, at (202) 551-3378, with any questions.


								Sincerely,



								Larry Spirgel
								Assistant Director


cc:	via facsimile (310-393-2004)
      Mark Richardson, Esq.
	Richardson & Associates
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Mr. Bryan
MachineTalker, Inc.
November 10, 2005
Page 2